Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

• Company Name: Medical Materials Co. Ltd.

• Total Assets (KRW): 513,275,584

• Total Shareholders’ Equity (KRW): 447,541,578

• Total Liabilities (KRW): 65,734,006

• Total Capital (KRW): 300,000,000

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 142